As filed with the Securities and Exchange Commission on March 18, 2020

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

GTJ REIT, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

36245K 104

(CUSIP Number of Class of Securities)

Paul Cooper

Chief Executive Officer

GTJ REIT, Inc.

60 Hempstead Avenue, Suite 718,

West Hempstead, New York 11552

(516) 693-5500

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Tonya Mitchem Grindon, Esq.

Nathanael P. Kibler, Esq.

Baker Donelson Bearman Caldwell & Berkowitz, PC

211 Commerce Street, Suite 800, Nashville, Tennessee 37201

(615) 726-5600

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$4,999,989.25(a)	$649.00(b)
(a)	Calculated as the aggregate maximum purchase price to be paid for 425,531 shares in the offer, based upon a price per share of $11.75.
(b)

Calculated as $129.80 per $1,000,000 of the Transaction Valuation in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and the Fee Rate Advisory No. 1 for Fiscal Year 2020.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $649.00

Form or Registration No:  005-84045

Filing Party:  GTJ REIT, Inc.

Date Filed:  February 13, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-l.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-l(d) (Cross-Border Third-Party Tender Offer).

Introductory Statement

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (“SEC”) on February 13, 2020 (the “Original Schedule TO,” and collectively with Amendment No. 1 to the Schedule TO, filed with the SEC on February 25, 2020, Amendment No. 2 to the Schedule TO, filed with the SEC on February 26, 2020, and this Amendment No. 3, the “Schedule TO”), by GTJ REIT, Inc., a Maryland corporation (the “Company”). The Schedule TO relates to an offer by the Company to purchase for cash up to $4,999,989.25, or 425,531 shares, of the Company’s issued and outstanding common stock, par value $0.0001 per share (the “Shares”), upon the terms and subject to the conditions contained in the Offer to Purchase, dated February 13, 2020 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), which are filed as exhibits to the Original Schedule TO. The price to be paid for the shares is $11.75 per share, in cash, less any applicable withholding taxes and without interest. The Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934 (the “Exchange Act”).

On March 18, 2020, the Company issued a press release announcing that the expiration date of the Offer has been extended to 12:00 Midnight, New York City Time, on March 31, 2020, a copy of which is attached as Exhibit (a)(1)(v) hereto and is incorporated herein by reference.  This Amendment No. 3 is being filed to update the disclosure in the Schedule TO and Offer to Purchase to reflect the extension of the expiration date of the Offer.  It is also being filed to update, as of December 31, 2019, the disclosure in the Schedule TO and Offer to Purchase related to the Company’s estimated net asset value per share (“Estimated NAV per Share”).  At a duly called meeting held on March 17, 2020, the Company’s board of directors (the “Board”), including all of the Board’s independent directors, unanimously approved and established an Estimated NAV per Share of $15.54 based on the estimated value of the Company’s assets less the estimated value of the Company’s liabilities, or net asset value (“NAV”), divided by the number of Shares issued and outstanding, including interpolated shares from the conversion of units from the Company’s operating partnership, calculated as of December 31, 2019. As a result, the redemption price per share under the Company’s share redemption program (“SRP”) has been set at $13.99, which is 90% of the Estimated NAV per Share. The SRP has been temporarily suspended during the Offer and for ten (10) business days thereafter.

Except as specifically provided herein, the information contained in the Original Schedule TO, Amendment No. 1, Amendment No. 2, the Offer to Purchase and Letter of Transmittal remains unchanged and this Amendment No. 3 does not modify any of the information previously reported on the Original Schedule TO, Amendment No. 1, Amendment No. 2, or in the Offer to Purchase or the Letter of Transmittal. This Amendment No. 3 should be read together with the Original Schedule TO, Amendment No. 1, Amendment No. 2, the Offer to Purchase and the related Letter of Transmittal.

Items 1 through 11.

The Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended by the following:

1)	All references in the Offer to Purchase to the phrase “March 18, 2020” shall be replaced by the phrase “March 31, 2020”.

2)	The fourth full paragraph on page 1 of the Offer to Purchase is hereby deleted and replaced with the following:

The Shares are not listed on a national securities exchange, and there is no established trading market for the Shares. Thus, there are no historical trading prices for the Shares. At a duly called meeting held on March 17, 2020, the board of directors, including all of the board’s independent directors, unanimously approved and established an estimated net asset value per share (the “NAV per Share”) of $15.54 based on the estimated value of the Company’s assets less the estimated value of the Company’s liabilities, or net asset value (“NAV”), divided by the number of Shares issued and outstanding, including interpolated shares from the conversion of units from the Company’s operating partnership, calculated as of December 31, 2019. The Purchase Price is lower than the NAV per Share.

3)

The second sentence of the third paragraph under “SUMMARY TERM SHEET— How was the offer size and Purchase Price determined?” on page 6 of the Offer to Purchase is hereby amended to reflect that the Purchase Price is now 76% of the Estimated NAV per Share, rather than 78% of the Estimated NAV per Share.

4)	The paragraph under “SUMMARY TERM SHEET—What is the most recent estimated net asset value per

Share?” on page 6 of the Offer to Purchase is hereby deleted and replaced with the following:

At a duly called meeting held on March 17, 2020, the board of directors, including all of the board’s independent directors, unanimously approved and established an estimated net asset value per share (the “NAV per Share”) of $15.54 based on the estimated value of the Company’s assets less the estimated value of the Company’s liabilities, or net asset value (“NAV”), divided by the number of Shares issued and outstanding, including interpolated shares from the conversion of units from the Company’s operating partnership, calculated as of December 31, 2019.  For a description of the methodologies and assumptions used to value the Company’s assets and liabilities in connection with the calculation of the Estimated NAV per Share, see the Company’s Current Report on Form 8-K filed with the SEC on March 17, 2020, which is incorporated herein by reference and can be found in the “Investor Relations – SEC Filings” section of the Company’s website, www.gtjreit.com.   The Purchase Price is below the NAV per Share.

5)

The paragraph under the heading “THIS OFFER—7. Certain Effects of this Offer—Offer Price Could Undervalue the Shares” on page 21 of the Offer to Purchase is hereby deleted and replaced with the following:

The board believes the Purchase Price of $11.75 per Share is below the current and potential long-term value of the Shares.  This belief is based on, among other things, the most recent estimated net asset value per Share (the “NAV per Share”) of $15.54 approved by the board.  The price offered by the Company is 24% below the NAV per Share. This Offer is in no way intended to suggest that $11.75 per Share is the fair value of Shares.

6)

The second paragraph under the heading “THIS OFFER—8. Certain Information Concerning the Company—Additional Information” on page 24 of the Offer to Purchase is hereby amended by adding the following to the bullet-point list of documents that the Company is incorporating by reference into the Offer to Purchase:

• Our Current Report on Form 8-K filed with the SEC on March 17, 2020.

Item 12. Exhibits

See Exhibit Index immediately following the signature page.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GTJ REIT, INC.

By:         /s/ Louis Sheinker

Name:   Louis Sheinker

Title:     President and Chief Operating Officer

Dated: March 18, 2020

Exhibit List

(a)(1)(i)*	Offer to Purchase, dated February 13, 2020
(a)(1)(ii)*	Form of Letter of Transmittal
(a)(1)(iii)*	Buckslip Provided to Stockholders Requesting Redemptions of Shares under Share Redemption Program
(a)(1)(iv)*	Excerpt of disclosure from Current Report on Form 8-K filed with the Securities and Exchange Commission on February 13, 2020 regarding the Share Redemption Program
(a)(1)(v)**	Press Release dated March 18, 2020
(b)(i)

Credit Agreement with KeyBank National Association and Keybanc Capital Markets Inc., dated as of December 2, 2015 (incorporated by reference to Exhibit 10.134 to the Company’s Annual Report on Form 10-K filed with SEC on March 29, 2016)

(b)(ii)

First Amendment to Credit Agreement and Other Loan Documents, dated June 30, 2016, by and among GTJ Realty, LP, the Company, certain subsidiaries and/or affiliates of the Company, KeyBank National Association  and the other lending institutions party thereof (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2017)

(b)(iii)

Second Amendment to Credit Agreement and Other Loan Documents, dated July 27, 2017, with KeyBank National Association and other lending institutions party thereof (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2017)

(b)(iv)

Third Amendment to Credit Agreement and Other Loan Documents, dated February 27, 2018, by and among GTJ Realty, LP, and the Company, certain subsidiaries and/or affiliates of the Company, Key Bank National Association and the other lending institutions party thereto (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 11, 2018)

(b)(v)

Fourth Amendment to Credit Agreement and Other Loan Documents, dated July 31, 2018, by and among GTJ Realty, LP, the Company, certain subsidiaries and/or affiliates of the Company, Key Bank Association and the other lending institutions party thereto (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2018)

(b)(vi)

Fifth Amendment to Credit Agreement, dated September 11, 2019, by and among GTJ Realty, LP, the Company, certain subsidiaries and/or affiliates of the Company, Key Bank National Association and the other lending institutions party thereto (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 13, 2019).

(d)(i)	Executive Employment Agreement by and between Paul Cooper and the Company (incorporated by reference to Exhibit 10.137 to the Company’s Annual Report on Form 10-K filed with the SEC on March 29, 2017)
(d)(ii)

Executive Employment Agreement by and between Louis Sheinker and the Company (incorporated by reference to Exhibit 10.138 to the Company’s Annual Report on Form 10-K filed with the SEC on March 29, 2017)

(d)(iii)

Employment Letter, dated as of November 14, 2017, by and between the Company and Stuart Blau (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on November 20, 2017)

(d)(iv)

Amendment No. 1 to Employment Agreement, dated July 10, 2018, by and between the Company and Paul Cooper (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2018)

(d)(v)

Amendment No. 1 to Employment Agreement, dated July 10, 2018, by and between the Company and Louis Sheinker (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2018)

(d)(vi)	2007 Incentive Award Plan (incorporated by reference to Exhibit 10.1 to the Company’s Annual Report on Form 10-K filed with the SEC on May 1, 2008)
(d)(vii)	GTJ REIT, Inc. 2017 Incentive Award Plan (incorporated by reference to Exhibit 10.1 to the Form S-8 Registration Statement (No. 333-218667), filed with the SEC on June 12, 2017)
(d)(viii)

Share Redemption Program, effective as of January 1, 2017, inclusive of Amendment No. 1 dated January 30, 2018 (incorporated by reference to Exhibit (d)(viii) to the Company’s Schedule TO filed with the SEC on February 15, 2019).

(g) None.

(h) None.

* Previously filed with this Schedule TO on February 13, 2020.

**Filed herewith.